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VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology 100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Matthew Crispino

Larry Spirgel

Ryan Rohn

Stephen Krikorian

Re:      Global-E Online Ltd.

Amendment No. 2 to Draft Registration Statement on Form F-1

Submitted February 19, 2021

CIK No. 0001835963

Ladies and Gentlemen:

On behalf of Global-E Online Ltd. (the “Company”), we are hereby publicly filing a Registration Statement on Form F-1 (the “Registration Statement”) to the U.S. Securities and Exchange Commission (the “Commission”). The Company previously submitted to the Commission on December 17, 2020 a Draft Registration Statement on Form F-1 (the “Draft Registration Statement”), on January 22, 2021 Amendment No. 1 to the Draft Registration Statement (the “Second Draft Submission”) and on February 19, 2021 Amendment No. 2 to the Draft Registration Statement (the “Third Draft Submission”) on a confidential basis pursuant to Title I, Section 106 under the Jumpstart Our Business Startups Act. The Registration Statement has been revised to reflect the Company’s responses to the comment letter to the Third Draft Submission received on March 5, 2021 from the staff of the Commission (the “Staff”). For your convenience, we have provided copies of the Registration Statement, marked to indicate changes from the Third Draft Submission.

March 8, 2021

For ease of review, we have set forth below each of the numbered comments of the Staff’s letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement and all references to page numbers in such responses are to page numbers in the Registration Statement.

Consolidated Statement of Operations, page F-4

1.

Please revise to disclose the amount of income or loss available to common stockholders on the face of the statement of operations because it is materially different (i.e., more than 10% different) from reported net income or loss. We refer you to ASC 220-10-S99-5.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages 12, 64 and F-4 of the Registration Statement to present on the face of the statement of operations the profit (loss) attributable to ordinary shareholders.

Notes to Consolidated Financial Statements

Note 5. Convertible Preferred Shares, Shareholders’ Deficit and Equity Incentive Plan

(b) Share options plans, page F-21

2.

Please clarify why the average weighted exercise price as of December 31, 2020 is significantly higher than the amounts presented in the periods presented. In addition, please provide a summary of options granted for the six months preceding the filing of this amended draft registration statement. Please provide the date and amount of each option grant along with estimated fair value of the underlying shares of common stock. Reconcile and explain the differences between the fair values determined on each grant date including the difference between the most recent grant date fair value and the midpoint of your offering range. This reconciliation should describe significant intervening events within the company and changes in assumptions with the valuation methodologies employed that explain the changes in fair value of your common stock up to the filing of the registration statement. Continue to provide us with updates to the above analysis for all equity related transactions through the effectiveness date of the registration statement.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the weighted average exercise price of the options granted in 2020 on page F-21 of the Registration Statement to correct an error in the Third Draft Submission. The Company also advises the Staff that the related stock-based compensation expenses are calculated and recorded accurately.

In response to the Staff’s comment, the Company respectfully advises the Staff that the estimate of the fair value per share of the Company’s ordinary shares has been determined by the Company, taking into account contemporaneous third-party valuations reports (“Valuation Reports”) and management assessments. Such Valuation Reports were performed in accordance with the guidelines outlined in the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation.

March 8, 2021

In valuing the Company’s ordinary shares, the Company used the Convertible Preferred E shares issued in April 2020 (“E round”) as an arm’s-length fair value of the Company’s business, or equity value.

The resulting equity value was then allocated to each share class using an Option Pricing Model (“OPM”). The OPM allocates the overall company value to the various share classes based on differences in liquidation preferences, participation rights, dividend policy, and conversion rights, using a series of call options. The OPM is appropriate to use when the range of possible future outcomes is difficult to predict. Beginning in April 2020, the Company utilized a probability-weighted expected return method (“PWERM”) to allocate value among the various share classes. The PWERM involves the estimation of the value of the Company under multiple future potential outcomes and estimates the probability of each potential outcome. The per-share value of the Company’s ordinary shares as determined through the PWERM was ultimately based upon probability-weighted per share values resulting from the various future scenarios, which include an initial public offering or continued operation as a private company. After the ordinary share value was determined, a discount for lack of marketability (“DLOM”) was applied to arrive at the fair value of the ordinary shares on a non-marketable basis. A DLOM is applied in order to reflect the lack of a recognized market for a closely held interest and the fact that a non-controlling equity interest may not be readily transferable. A market participant purchasing this stock would recognize this illiquidity associated with the shares, which would reduce the overall fair market value.

Fair value per share for financial reporting

For financial reporting purposes, the Company considered the amount of time between the April 2020 Valuation (as defined below) and the October and December grant dates to determine whether to use the latest ordinary share valuation determined pursuant to the methods described above or a straight-line calculation between the two valuation dates. The Company determined that the straight-line calculation would provide the most reasonable conclusion for the valuation of the ordinary share on these interim grant dates between valuations because there was no single event that occurred during these periods that resulted in the increase in fair value but rather a series of events related to exceeding the Company’s financial targets, as well as consideration of the Company’s progress toward a liquidity event.

The Company also provides the below breakdown of all options granted from September 1, 2020 with the estimated fair value of the underlying ordinary shares used to value these options:

March 8, 2021

Date of grant	Number of shares subject to awards granted	Exercise price per share	Estimated fair value per ordinary share
October 21, 2020	685	$2,061.39	$2,110.42
December 10, 2020	780	$2,123.86	$2,339.27

April 20, 2020 Valuation (“April 2020 Valuation”)

The Company determined the fair value of the ordinary shares to be $1,268.24 per share as of April 20, 2020. The April 2020 Valuation, prepared by an independent third-party valuation firm, estimated the ordinary share value using a PWERM that considered (i) a non-IPO scenario using an OPM, (ii) an IPO scenario and (iii) a default scenario. The IPO scenario was introduced for this valuation as the Company had discussion with the investors as part of the E round about the plan for an IPO in a time frame of approximately 26 months post the E round. The methods were weighted as follows: (i) 60% on a non-IPO scenario that involved remaining a private company, which was determined based on the implied value from the April 2020 E round, (ii) 30% on an IPO scenario occurring at 26 months post the E round, which was valued using a guideline public company market approach and (iii) 10% on the default scenario. The April 2020 Valuation further applied a DLOM of 35% and 27% in the non-IPO and IPO scenarios, respectively, to reflect that the value of the ordinary shares was on a non-marketable basis.

December 31, 2020 Valuation (“December 2020 Valuation”)

The Company determined the fair value of the ordinary shares to be $2,435.39 per share as of December 31, 2020. The December 2020 Valuation, prepared by an independent third-party valuation firm, estimated the ordinary share value using a PWERM that considered (i) a non-IPO scenario using an OPM and (ii) an IPO scenario. The methods were weighted as follows: (i) 50% on a non-IPO scenario that involved remaining a private company, which was determined based on the implied value from the April 2020 E round and (ii) 50% on an IPO scenario, which was valued using a guideline public company market approach. The December 2020 Valuation further applied a DLOM of 35% and 27% in the non-IPO and IPO scenarios, respectively, to reflect that the value of the ordinary shares was on a non-marketable basis. The primary reason for the increase in the fair market value per ordinary share in the December grant, as compared to the October grant, was the Company’s continued progress towards an IPO, as reflected by the increased weighting to an IPO scenario.

The Company advises the Staff that no grants were made in the period subsequent to December 10, 2020 through the date of this letter.

The Company undertakes that it will provide the requested information with respect to the differences between the fair values determined on each grant date and the midpoint of the offering range, including a description of significant intervening events and change in assumptions, with the valuation methodologies employed that explain the changes in fair value of the Company’s ordinary shares up to the filing of the registration statement, to the Staff once an estimated offering price or range becomes available.

March 8, 2021

(c) Convertible Preferred shares, page F-23

3.

Please clarify the impact of the adjustment to the conversion rate to your preferred stock into shares of ordinary stock. That is, tell us whether the conversion can result in the issuance of more ordinary shares than the amounts presented in the table on page F-25, such as if the number of shares can change based on the price of the QIPO. If so, please describe how you will account for this conversion.

Response:    The Company respectfully acknowledges the Staff’s comment and advises the Staff that pursuant to the Company’s Amended and Restated Articles of Association, the automatic conversion of the Company’s preferred shares into ordinary shares upon consummation of this offering could theoretically result in the issuance of more ordinary shares than the amounts presented in the table on page F-25. However, this would only occur if the price per share in this offering was lower than 1.5 times the price per each preferred share issued by the Company. The Company advises the Staff that the price per share in this offering is expected to be significantly higher than 1.5 times the price per each preferred share issued by the Company, and thus the preferred shares will convert upon consummation of this offering into such number of ordinary shares as presented in the table on page F-25. The Company undertakes that it will provide an estimated offering range to the Staff once available, evidencing an estimated price per share higher than 1.5 times the price per each preferred share issued by the Company.

Note 10. Net Earnings (Loss) Per Share Attributable to Ordinary Shareholders, page F-29

4.

Please revise to provide a reconciliation of basic to diluted weighted-average shares used in computing net profit (loss) per share attributable to Ordinary shareholders. Refer to ASC 260-10-55-52. In addition, please ensure that the dividend and participation rights for your convertible preferred share are clearly disclosed. That is, your footnote 5(c) - Convertible Preferred Shares should clearly disclose such rights. Your disclosure should also properly present the two-class method calculating earnings per share as outlined in ASC 260-10-45-60B.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on page F-29 of the Registration Statement to reconcile the basic to diluted weighted-average shares used in computing net profit (loss) per share attributable to ordinary shareholders. The Company also has revised the disclosure in footnote 5(c) to include the dividend and participation rights of the Company’s convertible preferred shares. Lastly, the Company advises the Staff it has only one class of ordinary shares and believes the disclosure in Note 10 is in accordance with the required presentation in ASC 260-10-45-60 through 45-60B.

March 8, 2021

Note 12. Fair Value Measurements, page F-30

5.	In light of potential different risks, tell us your consideration of separately presenting Government and Corporate debentures in your Fair Value Measurements table. Refer to ASC 820-10-50-1A.

Response:    The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on pages F-31 and F-32 of the Registration Statement to separately present the government and corporate debentures.

* * *

March 8, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at +44.20.7710.5820 or by fax at +9.725.4621.8157 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Joshua G. Kiernan, Esq.
Joshua G. Kiernan, Esq. of LATHAM & WATKINS LLP

cc:     Amir Schlachet, Global-E Online Ltd.

Oded Griffel, Esq., Global-E Online Ltd.

Nathan Ajiashvili, Esq., Latham & Watkins LLP

Mike Rimon, Esq., Meitar | Law Offices

Shachar Hadar, Esq., Meitar | Law Offices

David J. Goldschmidt, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Yossi Vebman, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

Chaim Friedland, Esq., Gornitzky & Co.

Ari Fried, Esq., Gornitzky & Co.